

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

May 9, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (604) 648-8902

Lou Hilford
President and Chief Executive Officer
Kingston Mines Ltd.
106-1990 S.E. Kent Ave.
Vancouver, British Columbia V5P 4X5

> **Re: Kingston Mines Ltd.**
> **Form SB-2**
> **Filed April 12, 2006**
> **File No. 333-133232**

Dear Mr. Hilford:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that by its terms, your offering may remain open for more than 30 days. Consequently, your offer fits within the definition of a delayed or continuous offering pursuant to Securities Act Rule 415(a)(1)(ix). Please revise your registration statement cover page accordingly.

2. Please file the consent of your professional geologist, Barry J. Price, as an exhibit to your registration statement. Refer to Securities Act Rule 436.

3. It appears you may be a blank check company as defined in Rule 419 of Regulation C in view of the following:
    - you are a development stage company issuing penny stock;
    - you have no operations, no assets except for cash, and no employees;
    - you will be unable to implement your business plan without substantial additional funding and there appears to be no efforts or current plans for obtaining this funding; and
    - your registration statement contains very general disclosure related to the nature of your business plan;

    If true, please disclose in an appropriate section of your registration statement that you are a blank check company and the meaning of that designation. In responding to this comment, please disclose any current plans, arrangements, commitments, or understandings to engage in a merger or acquisition with another company.

Prospectus Summary, page 3

4. Please delete your statement that the information in the summary is "qualified in its entirety . . . ." Please note that you are responsible for all of the information contained in your prospectus.

5. We note that your business plan, as stated on page 3, is "to explore the Sugarloaf Property for commercially exploitable reserves of valuable minerals," but that you later on the same page state your ability to achieve and maintain profitability is dependent upon acquiring profitable oil and gas interests. Please expand your discussion to disclose whether you will be engaged in exploration stage mining activities or drilling activities as well as the particular resources for which you intend to explore.

6. Please briefly disclose here the costs needed to fully implement your business plan. We note your disclosure on page 3 that you will require additional financing, as well as your discussion of estimated budget on page 18. Please also briefly disclose that you have no plans for obtaining the financing to fund these costs. We also note your disclosure on page 18.

7. Please include a risk factor that discusses the costs, risks, and consequences of becoming a public company, for example, compliance with federal securities regulations, reporting requirements, and Sarbanes-Oxley.

8. Given that Mr. Hilford and Mr. Mills will own 87% of the stock after the offering or 76% if the maximum number of offered shares are sold, please add a risk factor that discusses the risk and potential consequences to your market price if they decide to sell their shares or a large number of shares.

9. You have little funding and may not receive any funding from this offering. Discuss the alternative plans and prospects for your business if you are unable to generate revenue from your planned business operations. Also, disclose in substantially more detail your business activities should you abandon your exploration and mining plans in any phase.

Market for Common Equity and Related Stockholder Matters, page 12

10. We note that you plan to seek quotation on the OTCBB. Please disclose whether you currently have any arrangements with market makers to seek quotation.

Description of Business, page 13

11. We note the column marked "Good To Date" in your table on page 15. Are these expiration dates for your claims? If so, please revise to disclose your timeline and responsibilities related to the fact that your mineral claims expire on these dates. Also include a brief discussion in your summary.

History of the Claims, page 15

12. Please revise to disclose the basis for your factual claims in this section of your document.

Recommended Exploration Program, page 18

13. Please explain what you mean by "staked" in the fourth sentence of the second paragraph of this section.

Management Experience, page 18

14. Please discuss the reasons that your officers and directors decided to enter this business, given their lack of training and experience in this area and the limited amount of their business time that they are devoting to your operations, as well as the difficulties you discuss regarding the prospects of mining and exploration companies. Please include a brief discussion of how Mr. Mills and Mr. Hilford became engaged in your proposed mining business in your summary, as well.

15. Please revise to clarify what you mean by your statement that the decisions of management "may not be well thought out . . . ."

16. Disclose each management member's experience, if any, with blank-check or shell companies, whether public or private. If none, confirm supplementally.

Geological and Technical Staff, page 19

17. Consider replacing the term "staff" as you disclose on page 20 that you have no employees to date.

18. Please expand to discuss Mr. Price's experience, including whether he has been named as a professional geologist in similar registration statements of other entities.

Directors, Executive Officers, Promoters and Control Persons, page 22

19. Please confirm that you have disclosed all business activities that Messrs. Hilford and Mills have engaged themselves with during the past five years. Alternatively, revise your disclosure to describe each activity, paying particular attention to those activities with which they are currently engaged. See Regulation S-B, Item 401.

20. Please redirect your reference to "promoters" to the definition of the term provided in Securities Act Rule 405.

21. Please also disclose the nature and amount of anything of value received or to be received by each promoter, directly or indirectly, from the issuer. Refer to Item 404 of Regulation S-B.

Plan of Distribution, page 26

22. We note your discussion of the applicability of Exchange Act Rule 3a4-1 to the activities of Mr. Hilford in placing these securities. Please disclose whether Mr. Hilford played a similar role with respect to the placement of securities of Thrust Energy Corp. Disclose whether the best efforts placement of securities of Thrust Energy is ongoing and discuss whether this affects your conclusion that Mr. Hilford is not acting as a broker within the meaning of Rule 3a4-1.

23. Please tell us why this offering is not available to residents of British Columbia.

Key Terms of the Escrow Agreement, page 28

24. Please tell us the meaning of the statement "[t]he escrowed proceeds will not be subject to claims by our . . . underwriters . . . ."

Interest of Named Experts and Counsel, page 30

25. Please revise to state the name and address of counsel who has passed on the legality of the issue. See paragraph 23 of Schedule A to the 1933 Act.

Available Information, page 31

26. Please revise to reflect that although you are not currently subject to the reporting requirements of the Exchange Act, you will be subject to such requirements upon the effectiveness of this registration statement.

Exhibit 5.1, Legal Opinion

27. Please delete the word "as" in the sixth line of the last paragraph on page one of the legal opinion.

Exhibit 99.2 – Subscription Agreement

28. Please revise to delete the second sentence of the second paragraph on page one of the Subscription Agreement. It is inappropriate for issuers to require representations that operate as disclaimers or waivers of investor rights.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753 or John Cash, Accounting Branch Chief, at (202) 551-3741 in you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director